Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Second Quarter 2015 Financial Results

BEIJING, China, August 12, 2015 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced its unaudited financial results for the second quarter 2015.

Highlights for the Second Quarter 2015

•	Total second quarter revenue increased by 65.0% to US$275.1 million from US$166.7 million in the first quarter of 2015 and increased by 64.9% from US$166.8 million in the second quarter of 2014. Contract sales increased by 79.7% to US$332.3 million from US$184.9 million in the first quarter of 2015 and increased by 67.2% from US$198.7 million in the second quarter of 2014.

•	Total gross floor area (“GFA”) sales increased by 93.4% to 218,700 square meters from 113,100 square meters sold in the first quarter of 2015 and increased by 46.2% from 149,600 square meters sold in the second quarter of 2014.

•	Selling, General and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 13.0% from 16.6% in the first quarter of 2015 and 19.3% in the second quarter of 2014.

•	Net income increased by 348.9% to US$20.2 million from US$4.5 million in the first quarter of 2015 and increased by 77.2% from US$11.4 million in the second quarter of 2014.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders increased to US$0.27 from US$0.06 in the first quarter of 2015 and US$0.14 in the second quarter of 2014.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are very pleased to report strong operational and financial results for the second quarter compared to the same period last year as well as the prior quarter. There were eighteen active projects that contributed to our sales in the second quarter. We also commenced pre-sales of two new projects, Zhengzhou Xindo Park and Jinan Xin Central, which contributed 17.7% to our GFA sales.”

“We continue to make good progress with our development activity outside of China, led by our Oosten project in Brooklyn, NYC. Additionally, we are exploring opportunities to develop real estate related products and services that will complement our core real estate development portfolio in China, which include property management services and a joint venture with a cinema company for movie theater development. We believe such initiatives can attract greater interest and support for our projects as well as enhance brand visibility and our overall competitive positioning.”

“While we believe favorable government policies had a positive impact on our performance this quarter, overall market conditions remain uncertain for the second half of the year. We will continue to maximize our overall performance and are also pleased to reiterate comfort with our full year guidance of contract sales and net income growth of about 30% compared to the prior year.”

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Financial Results for the Second Quarter 2015

Contract Sales

Contract sales totaled US$332.3 million in the second quarter compared to US$184.9 million in the first quarter of 2015 and US$198.7 million in the second quarter of 2014. The Company’s GFA sales were 218,700 square meters in the second quarter of 2015 versus 113,100 square meters in the first quarter of 2015 and 149,600 square meters in the second quarter of 2014. The average selling price (“ASP”) per square meter sold was RMB9,309 (US$1,519) in the second quarter of 2015 versus RMB10,031 (US$1,634) in the first quarter of 2015 and RMB8,155 (US$1,329) in the second quarter of 2014.

The Company commenced pre-sales of two new projects in the second quarter of 2015, Jinan Xin Central and Zhengzhou Xindo Park, which contributed 17.7% of total GFA sales.

Breakdown of GFA Sales and ASPs by Project

Project	Q2 2014		Q1 2015		Q2 2015		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
	(m2 000)	(RMB)	(m2 000)	(RMB)	(m2 000)	(RMB)	(m2 000)
Zhengzhou Xin City	35.0	6,086	5.5	13,995	9.4	15,992	3.7
Zhengzhou Thriving Family	33.0	7,196	8.3	6,961	4.6	7,214	16.6
Xingyang Splendid I	24.5	5,250	5.0	5,052	3.9	5,291	62.2
Xingyang Splendid II	-	-	0.1	11,688	0.9	12,957	132.9
Kunshan Royal Palace	6.3	10,081	14.3	8,672	28.8	9,120	151.8
Suzhou Xin City	10.8	10,040	1.4	10,383	1.3	13,253	1.1
Suzhou Lake Royal Palace	-	-	9.9	8,207	22.8	9,293	122.9
Jinan Xinyuan Splendid	25.8	8,895	6.8	10,284	7.3	7,598	16.2
Jinan Royal Palace	3.5	6,856	12.2	6,235	18.9	6,318	372.9
Xuzhou Colorful City	2.7	15,546	3.9	9,008	8.7	8,449	68.8
Beijing Xindo Park	6.1	24,431	12.2	22,934	8.1	26,720	44.5
Chengdu Thriving Family	-	-	9.0	5,607	12.6	5,647	174.5
Changsha Xinyuan Splendid	-	-	7.4	5,165	18.1	5,804	216.5
Sanya Yazhou Bay No.1	-	-	2.0	13,404	1.6	12,753	106.8
Xi’an Metropolitan*	-	-	9.5	6,268	28.1	6,359	252.9
Shanghai Royal Palace	-	-	5.5	20,889	5.1	21,314	47.2
Zhengzhou Xindo Park	-	-	-	-	10.2	9,593	133.3
Jinan Xin Central	-	-	-	-	28.5	9,328	168.5
Others	1.9	-	0.1	-	-0.2	-	4.5
Total	149.6	8,155	113.1	10,031	218.7	9,309	2,097.8

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi’an Metropolitan. The Company accounts for its investment under the equity method.

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Revenue

In the second quarter of 2015, the Company’s total revenue was US$275.1 million compared to US$166.7 million in the first quarter of 2015 and US$166.8 million in the second quarter of 2014.

Gross Profit

Gross profit for the second quarter of 2015 was US$60.9 million, or 22.2% of revenue, compared to a gross profit of US$48.0 million, or 28.8% of revenue, in the first quarter of 2015 and a gross profit of US$43.3 million, or 25.9% of revenue, in the second quarter of 2014.

Selling, General and Administrative Expenses

SG&A expenses were US$35.8 million for the second quarter of 2015 compared to US$27.7 million for the first quarter of 2015 and US$32.1 million for the second quarter of 2014. As a percentage of total revenue, SG&A expenses were 13.0% compared to 16.6% in the first quarter of 2015 and 19.3% in the second quarter of 2014.

Net Income

Net income for the second quarter of 2015 was US$20.2 million compared to US$4.5 million for the first quarter of 2015 and US$11.4 million for the second quarter of 2014. Net margin was 7.3% compared to 2.7% in the first quarter of 2015 and 6.8% in the second quarter of 2014. Diluted earnings per ADS were US$0.27 compared to US$0.06 per ADS in the first quarter of 2015 and US$0.14 per ADS in the second quarter of 2014.

Balance Sheet

As of June 30, 2015, the Company reported US$441.4 million in cash and cash equivalents (including restricted cash) compared to US$432.8 million as of March 31, 2015. Total debt outstanding was US$1,721.8 million, an increase of US$38.3 million compared to US$1,683.5 million at the end of the first quarter of 2015. The balance of the Company’s real estate property under development at the end of the second quarter of 2015 was US$2,097.1 million compared to US$2,045.4 million at the end of the first quarter of 2015.

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Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the second quarter of 2015.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	208.9	205.2	361.5	347.8	96.2%	82.3%
Zhengzhou Thriving Family	131.5	114.9	146.2	135.1	92.4%	62.0%
Xingyang Splendid I	118.8	56.6	92.0	47.4	51.5%	53.9%
Xingyang Splendid II	135.6	2.7	133.0	5.8	4.4%	33.8%
Kunshan Royal Palace	280.3	128.5	505.7	192.5	38.1%	67.1%
Suzhou Xin City	127.3	126.2	187.3	184.6	98.6%	94.7%
Suzhou Lake Royal Palace	169.6	46.7	365.7	67.8	18.5%	81.1%
Jinan Xinyuan Splendid	572.0	555.8	807.4	791.2	98.0%	95.3%
Jinan Royal Palace	449.2	76.3	696.8	79.2	11.4%	53.1%
Xuzhou Colorful City	128.7	59.9	208.3	87.5	42.0%	63.1%
Beijing Xindo Park	131.9	87.4	484.1	324.7	67.1%	90.9%
Chengdu Thriving Family	211.9	37.4	355.7	34.1	9.6%	73.9%
Changsha Xinyuan Splendid	252.7	36.2	366.6	32.3	8.8%	56.1%
Sanya Yazhou Bay No.1	116.9	10.1	304.2	23.4	7.7%	55.5%
Xi’an Metropolitan*	296.6	43.7	493.3	45.3	9.2%	48.1%
Shanghai Royal Palace	57.8	10.6	301.3	36.2	12.0%	81.1%
Zhengzhou Xindo Park	143.4	10.1	204.7	15.9	7.8%	39.9%
Jinan Xin Central	197.0	28.5	401.7	43.4	10.8%	42.9%
Others remaining GFA	4.5
Total active projects	3,734.6	1,636.8	6,415.5	2,494.2	38.9%	68.1%

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi’an Metropolitan. The Company accounts for its investment under the equity method.

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As of June 30, 2015, the Company’s total sellable GFA was approximately 2,937,600 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Zhengzhou Nangangliu Project	371.7	Q3 2015
Newly Acquired Tianjin Land	263.5	Q4 2015
Xingyang Splendid III	37.4	Q4 2015
Zhengzhou Jiaotong college project	167.2	Q4 2015
Total projects under planning	839.8
Total active projects	2,097.8
Total all Xinyuan projects in China	2,937.6

Business Outlook

For the full year 2015, the Company reiterates its expectation that the full year contract sales and net income to increase about 30% compared to 2014. Please note that these estimates reflect the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on August 12, 2015 to discuss second quarter 2015 results. Listeners may access the call by dialing:

US: 1-888-215-6894

International: 1-913-981-5537

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through August 19, 2015 by dialing:

US: 1-877-870-5176

International: 1-858-384-5517

Access code: 3156292

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

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Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2014. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)

Total revenue	275,066	166,718	166,824

Total costs of revenue	(214,122)	(118,737)	(123,565)
Gross profit	60,944	47,981	43,259

Selling and distribution expenses	(11,380)	(7,267)	(8,857)
General and administrative expenses	(24,395)	(20,398)	(23,258)

Operating income	25,169	20,316	11,144

Interest income	6,463	5,448	2,427
Interest expense	(4,492)	(5,459)	(7,417)
Net realized gain on short-term investments	645	117	497
Unrealized gain/(loss) on short-term investments	(3)	22	(90)
Other income	(36)	4,758	3,109
Exchange gains/(losses)	(31)	26	-
Share of gain/(loss) of an equity investee	566	(88)	(201)

Income from operations before income taxes	28,281	25,140	9,469

Income taxes	(8,115)	(20,632)	1,954

Net income	20,166	4,508	11,423
Net (income)/loss attributable to non-controlling interest	15	(15)	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	20,181	4,493	11,423

Earnings per ADS:
Basic	0.27	0.06	0.15
Diluted	0.27	0.06	0.14
ADS used in computation:
Basic	73,522	73,513	76,343
Diluted	73,725	73,579	89,272

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2015	2014
	(unaudited)	(unaudited)

Total revenue	441,784	393,236

Total costs of revenue	(332,859)	(290,608)
Gross profit	108,925	102,628

Selling and distribution expenses	(18,647)	(13,638)
General and administrative expenses	(44,793)	(42,752)

Operating income	45,485	46,238

Interest income	11,911	3,958
Interest expense	(9,951)	(16,058)
Net realized gain on short-term investments	762	497
Unrealized gain/ (loss) on short-term investments	19	(90)
Other income	4,722	3,109
Exchange gains/(losses)	(5)	-
Share of gain/(loss) of an equity investee	478	(418)

Income from operations before income taxes	53,421	37,236

Income taxes	(28,747)	(15,763)

Net income	24,674	21,473
Net income attributable to non-controlling interest	-	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	24,674	21,473

Earnings per ADS:
Basic	0.34	0.28
Diluted	0.34	0.25
ADS used in computation:
Basic	73,518	77,068
Diluted	73,619	90,047

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	159,844	139,840	140,495
Restricted cash	281,585	292,962	368,874
Short-term investment	7,679	11,468	6,008
Accounts receivable	26,238	9,232	15,457
Other receivables	156,099	124,792	134,819
Restricted deposit	69,419	69,096	69,358
Deposits for land use rights	160,298	192,729	299,739
Other deposits and prepayments	218,385	201,462	152,290
Advances to suppliers	52,323	44,071	29,787
Real estate property held for sale	-	-	1,185
Real estate property development completed	11,518	11,948	12,309
Real estate property under development	2,097,123	2,045,431	1,714,575
Amounts due from related parties	81,998	99,458	125,374
Amounts due from employees	1,638	1,428	50
Other current assets	236	196	139

Total current assets	3,324,383	3,244,113	3,070,459

Real estate properties held for lease, net	77,310	77,123	69,224
Property and equipment, net	44,231	45,058	46,476
Other long-term investment	32,956	242	242
Investment in joint venture	4,709	4,122	4,226
Deferred tax assets	13,975	13,660	13,642
Deferred charges	16,359	18,139	16,677
Deposits for land use rights	3,271	-	-
Other assets	11,027	10,141	10,580

TOTAL ASSETS	3,528,221	3,412,598	3,231,526

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	366,097	291,227	351,506
Short-term bank loans and other debt	204,925	281,924	293,450
Customer deposits	152,586	147,032	107,163
Income tax payable	61,885	65,098	62,429
Deferred tax liabilities	108,704	108,747	91,202
Other payables and accrued liabilities	77,281	95,009	74,089
Payroll and welfare payable	3,594	3,593	18,457
Current portion of long-term bank loans and other debt	687,025	571,683	586,841
Current maturities of capital lease obligations	3,256	2,999	3,010
Redeemable non-controlling interests	4,089	4,070	4,486

Total current liabilities	1,669,442	1,571,382	1,592,633

Non- current liabilities
Long-term bank loans	84,598	43,633	52,296
Other long term debt	745,257	786,293	576,204
Deferred tax liabilities	14,404	12,174	9,825
Unrecognized tax benefits	11,259	13,964	14,005
Capital lease obligations, net of current maturities	21,632	22,696	23,500
Redeemable non-controlling interests	3,762	3,093	2,451
TOTAL LIABILITIES	2,550,354	2,453,235	2,270,914

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(20,696)	(20,696)	(20,696)
Additional paid-in capital	530,360	531,400	530,670
Statutory reserves	72,821	72,821	72,829
Retained earnings	290,561	274,068	273,255
Accumulated other comprehensive income	104,825	98,669	104,557
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	977,887	956,278	960,631
Non-controlling interest	(20)	3,085	(19)
Total equity	977,867	959,363	960,612
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,528,221	3,412,598	3,231,526

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